ABSA

06014214

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

8 June 2006

SUPPL

RECEIVED 2006 JUN -8 A 10:40 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 09 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS IN ABSA GROUP SHARES

Attached please find copies of announcements in respect of Directors' dealings in Absa Group Limited shares as published on the Johannesburg Securities Exchange's News Service (SENS) on Wednesday, 31 May 2006 and Thursday, 1 June 2006 respectively.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.
Yours faithfully

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

W R SOMERVILLE
GROUP COMPANY SECRETARY

dlw 6/8

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
("Absa")
JSE CODE: ASA
Issuer code: AMAGB
ISIN CODE: ZAE000067237

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited the following information is disclosed.

Name:	[illegible]
Designation:	Absa Group Limited & Absa Bank Limited non-executive director
Date of transaction:	03 May 2006
Number of shares purchased:	876 at 11760 cents per share 124 at 11755 cents per share
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R117 593.80
Nature of Interest:	Direct Beneficial

Clearance has been obtained in respect of this dealing in securities.

Johannesburg
[illegible]

Lead Sponsor
Merrill Lynch South Africa (Pty) Limited
Co-Sponsor
ABSA Capital

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
("Absa Bank")
JSE CODE: ABSP
ISIN CODE: ZAE000079810

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Limited the following information is disclosed.

Name:	N P Mageza
Designation:	Absa Bank Limited executive director
Date of transaction:	01 June 2006
Number of shares purchased:	140 at 99 000 cents per share
Class of securities:	Preference shares
Value of transaction:	R138 600.00
Nature of Interest:	Indirect beneficial

Clearance has been obtained in respect of this dealing in securities.

Johannesburg
05 June 2006

Lead sponsor
Merrill Lynch South Africa (Proprietary) Limited

Co-sponsor
Absa Capital